Mail Stop 3561

June 14, 2007

Mark Harding
President and CFO
Pure Cycle Corporation
8451 Delaware St.
Thornton, Colorado 80260

> **Re: Pure Cycle Corporation**
> **Amendment No. 1 to Form S-3**
> **Filed May 30, 2007**
> **File No. 333-142335**
> **Form 10-K for the fiscal year ended August 31, 2006**
> **Form 10-Q for the fiscal quarter ended February 28, 2007**
> **File No. 0-08814**

Dear Mr. Harding:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form S-3</u>

1. Please file an updated auditor's consent.

Form 10-K for the fiscal year ended August 31, 2006

2. We note your response to comment 4 in our letter dated May 21, 2007. Please revise to clarify that the revisions were based on U.S. GAAP, rather than based on consultations with the staff of the Commission.

Management's Discussion and Analysis of Financial Condition…, page 25

Critical Accounting Policies, page 25

3. In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. For example, if reasonably likely changes in an assumption used in assessing your water and other long-lived assets for impairment would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably outcomes should be disclosed and quantified. Please refer to SEC Release No. 33-8350.

Note 7 – Stockholders' Equity, page 60

4. In future filings, please disclose the aggregate intrinsic value and weighted-average remaining contractual term of options outstanding as of fiscal year-end. See paragraphs A240(d)(1) and A241 of SFAS 123(R).

Note 10 – Information Concerning Business Segments, page 63

5. We note that your two operating segments consist of your construction and service provider lines of business. If, as we assume, these operating segments are also reportable segments, please tell us why your segment footnote does not present the information required by paragraphs 27-28 of SFAS 131. While the majority of your operations appear to derive from your service provider segment, please note that you still are required to provide a tabular presentation of segment data under SFAS 131. Please provide us with these disclosures for the historical periods presented.

Exhibit 31.1

6. Please confirm that Mark W. Harding acts as both your principal executive officer and principal financial officer. If so, in future filings, please revise the title underneath his signature to clearly indicate the roles in which he functions. Refer to Question 12 of the Staff's Frequently Asked Questions regarding the Sarbanes-Oxley Act of 2002 issued in November 2002 and available on our website at www.sec.gov.

Form 10-Q for the Fiscal Quarter Ended February 28, 2007

Note 3 – Investments in Water and Water Systems, page 10

7. We note that you disclose on page 11 the per-share impact of imputed interest on your Tap Participation Fees payable. Please tell us why you believe you are permitted to include this non-GAAP measure in your filing considering Question 11 of the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available on our website at www.sec.gov. If you believe inclusion of this measure in your filing is appropriate, please explain how the measure is used by management and in what way it provides meaningful information to investors. Also, ensure you provide a reconciliation of the measure to the GAAP EPS figure.

8. We note that you recorded a purchase price adjustment during the second quarter of fiscal 2007 to reflect the acquisition of 554 LAWMA shares that were acquired from HP A&M on August 31, 2006. Citing authoritative accounting guidance, please provide us with the following information regarding the LAWMA share adjustments:

    *   Considering that the assets were not acquired in a business combination, please tell us how you determined that deferment of the purchase price allocation was allowable under GAAP;

    *   Please tell us why you recorded the LAWMA shares at their full net realizable value instead of at the relative fair value of total assets acquired; and

    *   It appears the shares did not have a readily determinable fair value at the acquisition date and, therefore, should have been scoped out of SFAS 115 and accounted for under the cost method. Since investments in equity securities accounted for under the cost method are scoped out of SFAS 144, please tell us why you classify the shares as held for sale on your balance sheet and analyze them for impairment under SFAS 144.

***

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions on the financial statements and related matters. Please contact Anita Karu, Attorney-Adviser at (202) 551-3240, Peggy Kim, Senior Attorney at (202) 551-3411 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Wanda J. Abel, Esq.
        Davis Graham & Stubbs LLP
        Via facsimile